Filed by LINKBANCORP, INC.

(Commission File No. 001-41505)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Partners Bancorp (Commission File No. 001-39285)

The following is a transcript of the LINKBANCORP, Inc. and Partners Bancorp Merger Announcement Conference Call held on February 23, 2023:

LINKBANCORP, Inc.

 Announcement

 February 23, 2023, at 10:00 a.m. Eastern

CORPORATE PARTICIPANTS

Carl Lundblad – President, LINKBANCORP

Andrew Samuel – Chief Executive Officer, LINKBANCORP

John Breda – Chief Executive Officer and President, Partners Bancorp

Kris Paul – Chief Financial Officer, LINKBANCORP

PRESENTATION

Operator

Good day and welcome to this joint conference call of LINKBANCORP and Partners Bancorp. All participants will be in listen only mode. For those on the phone, should you need assistance, please signal a conference specialist by pressing the star key followed by zero. Please note, this event is being recorded.

I now would like to turn the conference over to Carl Lundblad, President of LINKBANCORP. Please go ahead.

Carl Lundblad

Thank you, Keith. And good morning, everyone, and thank you for joining us today. I’d like to welcome all of you to our joint LINKBANCORP and Partners Bancorp conference call. Last evening, we issued a joint press release announcing our planned transformational merger of equals transaction. We’ve posted the presentation slides that we will refer to on today’s call on our Investor Relations website.

On the call this morning are: Andrew Samuel, CEO of LINKBANCORP; Kris Paul, CFO of LINKBANCORP; and John Breda, CEO and President of Partners Bancorp. Following prepared remarks, we will have a brief Q&A period.

During today’s presentation, we may make projections and other forward-looking statements regarding future events or the future financial performance of these companies. We caution that such statements are predictions, and that any actual events or results may differ materially. Please refer to the forward-looking statement disclosure and yesterday’s press release and today’s presentation for more information about risks and uncertainties which may affect us.

Now I’d like to turn the call over to Andrew Samuel, CEO of LINKBANCORP.

Andrew Samuel

Thank you, Carl. And let me offer my thanks to everyone for joining us on the call today. We are very excited to announce our all-stock combination with Partners this morning. Prior to providing a few thoughts on the strategic rationale and financial impact of this opportunity, I wanted to share some perspective.

As you may know, we recently completed an IPO in September of 2022. And as part of that process we outlined to investors several strategic priorities, including gaining additional market share in our market, continuing our strong organic loan growth and opportunistic M&A. We have a high hurdle for M&A and would only pursue something that checks certain financial and strategic boxes. And while we have looked at a number of other potential M&A opportunities, we believe this is the most attractive and transformational merger opportunity our team has come across. This transaction checks the box on all five of our stated M&A objectives, including EPS accretion, reasonable tangible book value dilution, especially when excluding non-cash mark to market charges, a short earnback and very strong IRR. The Partners market is highly attractive from a demographic perspective, and although not in our official criteria, perhaps the most important aspect of this deal is that Partners has one of the best core deposit franchises on the East Coast.

On the call, JB, Carl and I will provide an overview of this merger of equals. We will discuss additional details regarding why we believe this partnership is so compelling to employees, customers and the communities we serve, and of course our shareholders.

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

Let’s begin on page 6 of the presentation. This creates an approximately $3 billion asset size bank and positions us as a premier community bank servicing the Southeastern Pennsylvania market and key markets in Maryland and Virginia. From a financial perspective, this accelerates our size, profitability and market capitalization. Pro forma for the merger, in the first full year post-closing we project the combined company to have a 1.3% ROA. From an EPS perspective, this is significantly accretive to each entity’s standalone forecast, including over 23% accretive to linked EPS. Getting to the $300 million market cap is of crucial importance for both companies, that should enhance trading liquidity and our combined company’s visibility with institutional investors. Also, neither company is currently a Russell 2000 Index constituent. Our combined projected market capitalization is well above the Russell cut-off from 2022, and from what we’re hearing the experts predict the 23 level.

Before we go through a brief review of the model and transaction terms, I want to personally thank John Breda and the Partners team for working with us over the past two months. It has been a pleasure, and we look forward to partnering together to realize this tremendous opportunity.

Going to page 7. Page 7 really gets to the key strategic drivers of this deal. These two franchises are very complementary from a geographic perspective and a balance sheet perspective. Since its inception, LINK has been able to significantly grow its loan book organically. And in 2022 our loan growth rate was 29%. The rising rate environment has intensified the competition for deposits. Partners is a top tier deposit franchise. You can see the deposit betas both in the 2015 to 2019 rate rise cycle and the current cycle today are superior to the broader banking industry.

I will turn it over to JB to make a few brief comments about the Partners franchise.

John Breda

Thank you, Andrew. The Partners franchise has a really nice balance of growthier markets from the Virginia Partners Bank side and more stable, granular core funded markets from the Bank of Delmarva side. VA Partners and Delmarva came together in a successful MOE transaction in 2019 and has performed very well since then. We had a very strong fourth quarter of 2022 and are well positioned for this volatile interest rate environment, particularly with more Fed Fund increases. We had an annualized ROA of over 1% for the fourth quarter, and a net interest margin of over 4%.

Andrew Samuel

Page 8 summarizes the key transaction terms. And looking at those, as you can see, it’s a 100% stock deal, LINKBANCORP will be issuing stock to Partners shareholders. The total consideration is $167.8 million, and the exchange ratio is set at 1.15 shares of LINKBANK shares for each Partnership. Capital enhancement, we did complete a $10 million common stock private placement offering. That was done after closing of the market and priced at $7.80 which was the closing price. This capital will further bolster our strong ratios and provides room for further organic growth post-closing of the merger. The ownership is listed there for you. Pro forma leadership, we have a strong leadership team that has significant market representation included here. We’re excited about this team and the opportunities that have been created for this team.

The Board of Directors, there will be 22 directors, 12 from LINKBANCORP and 10 from Partners. Joe Michetti, Jr., the current Chairman of LINKBANCORP, will remain Chairman of the combined company until 2024. And Jeff Turner, the current Chairman of Partners, will join the board as Vice Chairman and will then be appointed Chairman in September 2024. The holding company headquarters will be in Camp Hill, PA, with additional operation centers in the Greater Washington DC and Salisbury markets.

Branded entities. The combined holding company will be LINKBANCORP, Inc. Bank of Delmarva and Virginia Partners Bank will merge with an into LINKBANK, and the combined entity will operate under the LINKBANK brand.

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

Timing and approvals. The customary approvals are required. We’re looking at a targeted closing of the end of the third quarter of 23.

Turning to page 9. This really captures the key structure, governance, and leadership of the combined company. From a corporate structure perspective, at closing we will be a single bank holding company with a single bank subsidiary. Each company today operates with a regional focus model and we will continue to operate in that fashion. We will have seven primary regions in the pro forma entity, up from LINK’s current four regions. The board will be 22 combined members, with 12 from LINK and 10 from Partners. Importantly, all of Partners’ current directors will be joining the combined board. Jeff Turner, Partners’ Chairman, will join as Vice Chairman of LINKBANCORP and ultimately transition to Chairman in late 2024. Perhaps the most important stat on this page is the insider ownership. The company has above average levels of insider ownership. On a pro forma basis, that ownership will be north of 30%.

John Breda

Andrew, one of the reasons we’ve been very excited about this merger from the get-go was the similar operating philosophies. The regional model has worked very well for Partners, and we believe will assimilate very well to pro forma LINK organization. I’m excited to say that I will be joining the combined entity as the CEO of the Delmarva market, and that key individuals for both Partners Bank subsidiaries will be joining in regional leadership roles as well.

Andrew Samuel

Page 10 captures both the key shareholder metrics, and where the pro forma entity stacks up against its new peer group. A few key points. Both companies are projected to have double digit EPS accretion. The GAAP tangible book value earnback period is under three years. The tangible book dilution excluding interest rate marks is basically neutral with the earnback being under one year. From a capital use utilization perspective, this transaction massively accelerates our ROA and ROE trajectory and provides a very strong IRR. The combined company compared to other $2 billion to $5 billion bank is projected to be both a top tier revenue generator and top tier profitability. I will move through the next few pages pretty quickly so that we can get to Q&A.

Page 12 focuses on the combined market footprint. Needless to say, we are very uniquely positioned in the attractive Harrisburg to Philadelphia to Baltimore, DC Virginia corridor. We will be a top 10 Community Bank serving this combined geographic area. And it’s no secret, these markets have significantly better demographics and growth prospects than the overall national average.

Page 13 focuses on the combined loan book, which is nicely diversified and well balanced. Most important, both companies have stellar credit track records. On a combined basis, inclusive of CECL and fair value marks, the combined reserves to loan ratio is projected to be nearly 1.5%, which is over 30% higher than our peer group.

We touched on funding earlier, but page 14 shows the attractive pro forma deposit mix, low cost of funds and minimal wholesale funding. From an interest rate risk perspective, this combination creates a very well balanced entity. LINK is more near term liability sensitive and longer term asset sensitive. Partners is more asset sensitive. The combined company is well positioned in either a Fed pause or a continuing interest rate environment.

Page 15. We think this transaction is a win-win for all of our stakeholders. JB, do you have anything you want to add?

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

John Breda

Thanks, Andrew. Two things really stand out on this page. Culture is the most important part of an M&A integration, and we think the DNA of the two organizations is very similar. The shareholder metrics speak for themselves. On the customer side, not only does a bigger balance sheet help on the legal lending limit and hold sizes, but LINK has some very nice treasury management capabilities, which we think will lead to outsized deposit generation in the Partners’ markets.

Andrew Samuel

I am going to turn it over to our President, Carl Lundblad, to discuss the diligence process and walk through some of the model assumptions. Carl?

Carl Lundblad

Thanks, Andrew. On page 17, you can see that this was a very comprehensive joint diligence process. In addition to our primary internal teams, we did bring in significant extra help from third parties, particularly on the credit side. On the credit side, importantly, each company reviewed more than 50% of each other’s loan books at the loan file level, including more than 98% of commercial criticized loans, and everything was reviewed under the CECL perspective. The technology side of this is critical to a successful merger integration. We recently converted our core processor to Jack Henry SilverLake, and it so happens that Partners is also on Jack Henry SilverLake. LINKBANK is also one of a minority of banks to be in a completely virtual cloud environment, and we will also be migrating Partners to operate in that environment as well. Doing this will allow cost synergies, as well as creating an environment that is both scalable and more easy to onboard new clients. Both of these management teams have extensive and very recent experience with M&A integration of size, and while we are announcing the M&A deal today, we know that tomorrow the integration process will kick off.

Page 18 covers some of the key merger model assumptions. Just a few things I’d like to point out. As Andrew indicated, LINK is issuing shares to Partners. Partners’ earnings estimates were something that we developed internally during due diligence and effectively assume very minimal growth in 2023 and also do factor in some potential net interest margin compression. I’ll cover cost savings in more detail on the next slide. There are no revenue synergies modelled in, although we believe that they are plentiful. In addition to typical one-time deal charges and mark to market, we spent a lot of time thinking about ways to optimize each entity’s balance sheet, and so from a modeling perspective we do include a combination of branch closures and divestitures modeled in, which assume a reduction in deposits of approximately $130 million. The other area that’s very attractive here is repositioning the Partners’ security portfolio after its mark to market. Given the current rate environment, and particularly if rates rise, there’s significant opportunity to pick up yield while maintaining a durable and low duration portfolio.

Looking then at page 19, you note that we spent extensive time analyzing cost savings opportunities. I do want to point out that nearly 40% of the projected cost saves are attributable to savings associated with consolidating both of Partners’ independent bank subsidiaries and are not necessarily associated with the LINK merger. The right side of the page is very important, we’ve continually invested in a LINK franchise over the past several years in order to build the framework and structure to support a $3 billion to $5 billion bank. This merger accelerates the asset growth into a platform that can handle it. On a pro forma basis, we believe there’s further upside to projections if we integrate effectively.

I’ll pass it back to Andrew now for some concluding remarks.

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

Andrew Samuel

Thank you, Carl. Page 20, we thought it would be helpful to compare our deal to the two MOEs announced in 2022. As you all know, there haven’t been many deals announced in the last 12 months and any deal announced before that was in a totally different interest rate environment and mark to market. Our financial metrics are in line or better than the other MOEs. We are incurring the least amount of tangible book value dilution on both a GAAP basis and cash basis. And importantly, the tangible book dilution in our deal is really more of a function of the size of the balance sheet we have to mark to market. You can see the red highlighted size adjusted dilution is very attractive. The acceleration in EPS and the profitability metrics is best in class. And we also have a strong 8% TCE ratio at closing.

In terms of what the combined company will look like at closing, page 21 captures some key performance measurements and strong capital ratios. When you look at where the $2 billion to $5 billion banks are trading and historically have averaged, the implied multiple expansion is very compelling. We also think the larger market capitalization will enhance trading liquidity. To conclude our remarks, page 23 captures the key elements of why we feel this is such an attractive opportunity for both sets of shareholders.

We will now ask the operator to open the call for questions.

QUESTIONS AND ANSWERS

Operator

Yes, thank you. We will now begin the question and answer session. The first question comes from Justin Crowley with Piper Sandler.

Justin Crowley

Hey, good morning.

Andrew Samuel

Hi, Justin.

Justin Crowley

I just wanted to start bigger picture here. Andrew, I guess, could you talk a little bit just about the merits of doing a deal this size, and how the MOE route was the more attractive option when you weigh that against perhaps a smaller fill in type deal? Could you just sort of talk through some of the thinking there and just specifically what Partners adds, which makes doing a deal this size that much more compelling in your eyes?

Andrew Samuel

Sure, sure. So, we’ve looked at a number of opportunities, Justin, and this one was extremely compelling because of the attractive markets that it gets us into. And when you look at the financial metrics, on a pro forma basis getting to that 130 ROA and the 23% EPS [audio drops] factor is really the market capitalization, and what we believe leads to more liquidity and more interest from additional institutional shareholders, and of course possible inclusion in the Russell Index.

So, all of those were key pieces. But I think the one thing that I do want to emphasize is the deposit funding. If you look at Partners, again, as I mentioned earlier, one of the best deposit franchises on the East Coast, if you look at the low cost of deposits and the percentage of non-interest-bearing deposits, it was very compelling. And this marriage is perfect because you have a strong, low cost deposit engine coming together with a strong loan engine. So, all of those reasons are why we felt very compelled with this transaction.

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

Justin Crowley

Okay, got it. That’s helpful. And then somewhat related, I was wondering if you could give a little more color just around the kind of lending team that you’re acquiring here. Growth has been a pretty big part of the Partners’ franchise, so curious how both assumed rate of growth there going forward, in addition to the type of talent across lending verticals, how that compares to legacy LINK and what that means for longer term growth of the combined franchise. We sort of talked about that 20% to 30% range when looking at a standalone basis, so curious how that fleshes out as a combined entity. And then maybe also breaking down geographically where you expect growth to skew towards.

Andrew Samuel

Right. So really, as you saw there, LINK has four regions right now. We will be expanding that to seven regions. And interestingly, we believe all of those markets have tremendous deposit gathering and loan opportunities. The Delmarva region, which will be led by JB, again, has been a strong asset grower, but more importantly, very, very strong core deposit franchise. We believe the Northern Virginia market has tremendous opportunity in the C&I area, and we’re excited about that marketplace, particularly the C&I opportunities there. And the Fredericksburg market has also been a strong producer. So, on a combined basis, we believe that we will continue to be a strong asset generator because of the additional opportunities to load cost funding from all these pieces at this point.

Justin Crowley

Okay, got it. And then, again, putting everything together, fast forwarding here, when you think about a normalized growth rate for the combined company, is the focus still going to be on that high growth type profile, in that 20% plus range? Is that still the right way to think about the asset generation side of things going forward, assuming deal close?

Andrew Samuel

Yes, yes. So not only deal close, but Justin, I want to emphasize, there is so much embedded opportunity in this combined franchise, and I can tell you the initial phase of our focus is to really become more efficient. And really, what I’d like to focus on is the efficiency of the combined organization. And this company, again, the key here is if we do this right, get the cost savings right, get the efficiencies right, we’re talking about a top quartile bank in that $2 billion to $5 billion range. So, we’re more focused on that at this point. But both companies have always had a strong history of asset generation, so you’ll continue to see strong asset generation. But I think the initial phase is really more on just consolidating and getting the efficiencies out of the combined organization. That is our best opportunity initially.

Justin Crowley

Okay, that’s helpful. And then, as noted, the addition here brings a decent amount of added asset sensitivity. So curious how you’re thinking, I know it provides some benefit, given the more near term liability sensitive positioning of LINK, but curious how you’re thinking, or if you’re thinking about bringing the pro forma franchise down closer to neutral, what sort of steps might be taken, what’s being contemplated, also referencing possible repositioning of the Partner’s securities book. So, I guess any discussion there would be helpful, just some thoughts going forward.

Andrew Samuel

Yes. I think, as suggested, we have some thoughts, but we can cover that one on one, or as we go forward we’ll expand on some of those thoughts. Right now, I’m not sure I want to comment on that yet. Okay?

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

Justin Crowley

Okay, fair enough. And then I guess just one last one on the potential deposit divestiture. What’s driving that targeted opportunity? And what might be the nature of that funding that might be rolled off here?

Andrew Samuel

Right. So, from our perspective, we believe there is some branch consolidation and some branch divestiture opportunities. It is too early for us to communicate that, but we have some specific plans that we are working on right now. And it would really be looking at the franchise, and focusing on the markets that we think best serve the future of the company. And so, we have some thoughts on that, but we’re not ready to communicate that because of so many constituents that it could impact.

Justin Crowley

Okay, fair enough. And then I guess just quickly one last one, if I can sneak it in. Just one more to confirm point of clarification. But the disclosed cost saves, that 32% number, is that inclusive of potential branch consolidation? Or would that, all else equal, be additive to that number?

Andrew Samuel

No, that includes the branch closures.

Justin Crowley

Okay, got it. Got it. All right, I will hop out. Thanks so much for taking the questions, guys.

Andrew Samuel

Thank you, Justin. Any time.

Operator

Thank you. And the next question comes from Matthew Breese with Stephens Inc.

Matthew Breese

Good morning.

Andrew Samuel

Hey, Matt.

Matthew Breese

I was hoping, first, you could touch a little bit on cost of deposits and deposit betas. As the two organizations combine, could you give us some sense for deposit betas maybe through year end 2024 and your Fed outlook?

Andrew Samuel

Kris, if you can comment. I believe there’s a slide included, maybe? Yes, I think it’s—

Kris Paul

The deposit betas, Matt, I think when you look at, the page is page 7 of the deck, the franchise for Partners has had very stable funding costs. And so, from a deposit beta perspective, that will, I think, pair nicely with some of our recent cost of funds at LINK that you saw in the fourth quarter them starting to rise a little bit. So I think that kind of stabilizes that need to price up our funding piece. And so from a beta perspective going forward, I would expect that the historical LINK run rate from betas will actually come down on a combined basis.

Matthew Breese

Okay. Could you give us some ballpark of what you’re thinking there?

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

Kris Paul

Yes. I think historically we’ve run our internal modeling at about 30%. But when you think about the combined franchise, the fact that Partners is bringing more stable deposits than the LINK franchise, you know, their beta over the last rate rise cycle was only 16%. So, I would think that we combine those both together, we would fall into the low 20s, would be my guess, as we get the combined ALM model pulled together.

Matthew Breese

Understood. Okay. And then, Kris, maybe we could just touch on of all-in accretable yield for the first year and its impact on the NIM.

Kris Paul

Yes. So, the accretable yield on the net interest margin, and I think when you think about, it looks like the projections for 2024, the impact of all-in on margin itself would be about 26 basis points, is our expectation.

Matthew Breese

Got it. Okay. And then thinking about, I know it’s a technical question, but the share count at year end, plus the capital raise plus anticipated with the deal, what is the kind of ballpark range on pro forma share count?

Kris Paul

Pro forma share counts, I think we’re looking at adding about 22 million shares as a result of the raise plus the exchange ratio.

Matthew Breese

Okay. And then, Andrew, maybe you could just touch on overall M&A from here, I think it’s been part of the thesis, it’s certainly been part of your history. As you put these two companies together, could you give us a sense for when you and the rest of the team may be ready to, again transact? Or do you think you’ll be on pause for some amount of time as you integrate the two companies?

Andrew Samuel

Right. So, as I mentioned earlier, there’s so much embedded opportunity in the combined franchise, that our initial focus is really fine-tuning that to create a high performer. We’ve always been opportunistic. We believe that there are opportunities for us to fill in smaller opportunities within this franchise in parts of the Annapolis area. And then if you go out into the Baltimore suburbs, there are opportunities to fill in. But our focus here, probably in the next 12 to 18 months, is going to be on integrating and bringing these three charters together and really performing at that high level before we would look at any other opportunities. Because not to mention, it’s not just on the cost side of the efficiencies, but within the company we’ve got really solid lending teams that can continue to grow the franchise organically through that process. But I would say our inward focus is what we will be looking at here in the near term.

Matthew Breese

Got it. Okay. And then last one, bigger picture, in the presentation you talk about scarcity value, could you just give us some sense for the extent of disruption and consolidation in those Maryland, Northern Virginia DC markets. And then from a boots on the ground perspective, anecdotally how have customers been impacted? And how are they responding to disruption?

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

Andrew Samuel

Yes. So, as you know, there has been disruption, not just in the south central Pennsylvania market, but here on the Eastern Shore there’s a number of deals pending. So, there’s been disruption here. And then, of course, there’s been some disruption in the northern Virginia market, too. I think all of those have led to opportunities for Partners, where Partners has been able to hire lenders in some of these key markets. So that certainly has created opportunities for us. And I think one of the key things we’re working on is engaging all of our people. And to that extent, I can tell you, all of the key drivers that our market leaders have been locked up with the combined company, they’re committed to the company, and we’ve got gone to a lot of work to make sure that they are completely engaged as we go forward. And, Matt, the key is, if you can keep those market leaders that customers interface with and are comfortable with, that’s the key to customer retention.

Matthew Breese

Agreed. That’s all I had. I appreciate you taking my questions. Thank you.

Andrew Samuel

Sure. Thank you, Matt.

Operator

Thank you. And the next question comes from Manuel Navas with DA Davidson.

Manuel Navas

Hey, good morning.

Andrew Samuel

Hi, Manuel.

Manuel Navas

So, Partners was a transaction that was taking a long time to close. Can you go over why you’re more confident in the mileposts you’re going to hit as this gets closer to close later this year?

Andrew Samuel

Yes. Manuel, for us, we’re looking at a late third quarter closing. And as you know, both parties have excellent relationships with our regulatory bodies. And so, we are fairly comfortable that we can get this wrapped up in a timely fashion, because of our relationship with our regulators.

Manuel Navas

Do you feel that Partners suffered at all from being in limbo during this time? What gives you confidence that you still have the right team there?

John Breda

Yes, this is John Breda. The announcement came on the heels of a pandemic, so there was a little bit of disruption that was associated there. But I will say that as far as from a retention standpoint, while there was a little bit of turnover, as far as in our lending ranks, we were able to maintain staff. And in fact, towards the tail end of what I would call the first go-round, the delay, we were also, as Andrew indicated, able to hire some very established lenders with presence in the market. So, all in all, a very good outcome.

Manuel Navas

Great. Is it right to assume that go forward growth is a little bit more skewed to the legacy LINKBANCORP four regions? Is that the right way to think about it?

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

Andrew Samuel

No, no. No, Manuel, the seven regions that we’re looking at, we believe each one of those regions will be strong producers for us. There’s a terrific opportunity in the Delmarva area, Northern Virginia is an absolutely great market, lots of opportunities there. And if you go down route 95 into Fredericksburg, there’s plenty of opportunities there, too. And I haven’t even mentioned the Annapolis market. So there will be a major contribution from all of those regions.

Manuel Navas

That’s great. Is there any lending teams that have experience in other regions, from either the Partners side or the LINK side, where they could help each other as they enter each other’s regions? Is there any of that type of help possible?

Andrew Samuel

Yes. Certainly, for example, on the deposit side LINK has a very active professional services group that is very active with title companies, escrow agents, 1031 Exchange opportunities, and all of a sudden this opens up Delaware, Maryland, as well as Virginia and New Jersey to that group for additional deposit generation. Then when you go to the Northern Virginia market, they’re very active in the C&I arena and they have an expertise in government contracting business, which will be something that we will leverage over there. So, there’s opportunities in there. But I do want to emphasize, those revenue enhancement opportunities are not in the model. But we know there’s an awful lot of opportunities there.

Manuel Navas

Can you describe any of the ones that we could consider? And I know they’re not in the transaction metrics or anything like that, but kind of list some of the ones that you think are possible opportunities on the revenue synergy side?

Andrew Samuel

Sure. So right off the bat, with a larger legal lending limit it creates more opportunities. I’ll give you an example. The Bank of Delmarva has a lot of clients that have grown with the bank. And as they’ve grown, they’ve been hitting the legal lending limits for Delmarva. With this additional capacity, we’ll be able to continue to support those second, third generation companies that have been very loyal to the Delmarva bank. That’s one area.

The other is, the government contracting, the ability to expand that with a larger lending limit is also an opportunity. The professional services group and the deposit opportunities that I mentioned, particularly when you look at a state like Delaware or Virginia, that opens up a whole slew of opportunity for our professional services group.

Manuel Navas

That’s helpful. Were the legal limits in place that Partners, driven by their structure, was there smaller lending limits because they had these different subsidiaries?

John Breda

Well, keep in mind that both Virginia Partners and the Bank of Delmarva operated independent of one another and had their own legal lending limits. And to your question, the house limit at both institutions was typically around 80% of the legal lending limit. One of the benefits to the MOE with Virginia Partners was the fact that we were able to provide a higher combined limit. But having said that, one of the benefits to this opportunity is the fact that this will propel loans to one borrower far enough into the future to where, quite frankly, to Andrew’s point, we were bumping up against even the combined limit with some of our relationships. And what we found through the last go-round was that there was a lot of excitement on the street because we have a very mature grouping of relationships, that to his point we’re bumping up against the limit. So with expanded capacity, I think that this transaction is going to be well received by the community.

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

Manuel Navas

Okay. On the LINK side, historically, Andrew, you’ve run a smaller branch footprint. Can you describe how that impact is going forward with 21 branches in the Partners network? I know they’re in different geographies, you have to contemplate all that as well. And just also to add to that, would you ever consider doing a branch like de novo into these Baltimore and Annapolis regions?

Andrew Samuel

First of all, the last part of your question, we definitely would. There are some markets, like Annapolis, we have a loan production office there that has been very, very successful. And our plan would be to transition that to a branch-like facility. We are looking at, there are some branch consolidation opportunities. And moving to that branch-like model is more about technology and leveraging technology to deal with the staffing and the size of the branch, etc. So, all of those strategies, we will be incorporating as we go forward.

Manuel Navas

Okay. Just want to touch on a little bit of a modeling question. It didn’t seem like it was fully responded to before. Your 360 NIM mix in 24, on a combined basis, is that just the current forward Fed Funds curve?

Kris Paul

Partially, yes. But I think also when we look at on the combined basis, there’s some internal modeling that we did to put some pressure on the historic performance of the Partners Bancorp franchise. Knowing that they were north of 4% on their NIM, we pulled that back a little bit, which is why I think we’re seeing the pro forma net interest margin, when you looked in the slide deck, it came in right at 3.8%. And so, I think, as we move forward, we will see that maybe compress a little bit. Yes, page 14 Is that pro forma of Q4 OD [ph] at 3.8%, but I think when you look at that, some slight compression. But again, feeling we can take advantage of the stable deposits and the opportunities to grow some lower cost deposits with our professional services group that would help us stabilize that NIM there.

Manuel Navas

Okay. What are you assuming outright?

Kris Paul

I’m sorry, I didn’t hear.

Manuel Navas

What are you assuming in terms of Fed actions?

Kris Paul

Yes, I think we’re assuming that the Fed would have two more rate bumps. So, we would assume it to be a range of 5 to 5.25.

Manuel Navas

All right. Just briefly, you touched on the private placement strategy, can you just add a little bit more color there?

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

Andrew Samuel

Yes. So, we did a private placement, priced at market, and it was just a very, very small group of accredited investors. And we did that primarily because, look, the combined company is very well capitalized, but we felt adding that additional capital would be important to just give us some cushion. As I said, we’re going through, there’s some growth opportunities, etc., and so it was more of an opportunity to do a small capital raise in a private placement.

Manuel Navas

Okay, thank you. I’ll step back in the queue. Appreciate the time.

Andrew Samuel

Thank you, Manuel.

CONCLUSION

Thank you. And this concludes the question and answer session. I want to turn the conference back over to Andrew Samuel for any closing comments.

Andrew Samuel

Thank you all for joining us. And, please, as we’ve always done before, we’re always available. And if you’d like to have more conversations, please let us know. We’ll be happy to do one on one conversation. We’re excited about this opportunity and appreciate everyone’s support. Thank you.

Operator

Thank you. The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of LINK and Partners regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; LINK and Partners do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of LINK and Partners. Such statements are based upon the current beliefs and expectations of the management of LINK and Partners and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LINK and Partners; the outcome of any legal proceedings that may be instituted against LINK or Partners; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of LINK and Partners to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where LINK and Partners do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Partners’ operations and those of LINK; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed transaction may be lower than expected; LINK’s and Partners’ success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by LINK’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of LINK and Partners to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of LINK and Partners; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on LINK, Partners and the proposed transaction; and the other factors discussed in the “Risk Factors” section of each of LINK’s and Partners’ Annual Report on Form 10-K for the year ended December 31, 2021, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of LINK’s and Partners’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, and other reports LINK and Partners file with the SEC.

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern

Additional Information and Where to Find It

In connection with the proposed transaction, LINK will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of LINK and Partners, which also constitutes a prospectus of LINK, that will be sent to shareholders of LINK and shareholders of Partners seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITYHOLDERS OF LINK AND PARTNERS AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTIONWITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LINK, PARTNERS AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about LINK and Partners, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by LINK will be made available free of charge in the “Investor Relations” section of LINK’s website, https://ir.linkbancorp.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Partners will be made available free of charge in the “Investor Relations” section of Partners’ website, https://www.partnersbancorp.com/investor-relations, under the heading “SEC Filings.”

Participants in Solicitation

LINK, Partners, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding LINK’s directors and executive officers is available in its Amendment No. 1 to the Annual Report on Form 10-K, which was filed with the SEC on April 22, 2022, and certain other documents filed by LINK with the SEC. Information regarding Partners’ directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on November 2, 2022, and certain other documents filed by Partners with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

LINKBANCORP, Inc.
February 23, 2023, at 10:00 a.m. Eastern